Andrew B. Szafran
Senior Vice President & CFO

VIA FACSIMILE & UPS OVERNIGHT

April 29, 2010

Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SEC Comment Letter to APAC Customer Services, Inc. regarding Form 10-K for the Fiscal Year Ended January 3, 2010; filed March 1, 2010 Form 8-K; filed February 19, 2010 Your File No. 000-26786

Dear Messrs. Gilmore and Edgar:

While we have made significant progress in producing responses to your comments, we will require more time to complete all of our responses appropriately.

We anticipate responding by May 7, 2010.

Thank you for your understanding.

Sincerely,

/s/ Andrew Szafran

Andrew B. Szafran
Senior Vice President & CFO
APAC Customer Services, Inc.

2333 Waukegan Rd., Suite 100

v 847.374.1949
Bannockburn, Illinois 60015
f 847.945.1244
www.apaccustomerservices.com
abszafran@apacmail.com